AO
9/5



07008097

SECURITIES AND EXCHANGE COMMISSION



SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2007
WASH. D.C.
182
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chain Bridge Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9302 Lee Highway, Suite 300
(No. and Street)

Fairfax	VA	22031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Curtis 703-273-9320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Road, Ste. 400	Bethesda	MD	20814-6224
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Curtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chain Bridge Securities, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Registration #: 344173
My commission expires: 11/30/08

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chain Bridge Securities, Inc.

TABLE OF CONTENTS

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Chain Bridge Securities, Inc.

We have audited the accompanying statements of financial condition of Chain Bridge Securities, Inc. as of June 30, 2007 and 2006, and the related statements of income (loss), changes in stockholder's equity and changes in financial condition for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Chain Bridge Securities, Inc. as of June 30, 2007 and 2006, and the results of its operations and its changes in financial condition for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
August 17, 2007

Chain Bridge Securities, Inc.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$ 10,947	$ 22,100
Prepaid expenses	1,551	1,551
Deferred tax asset	15,891	13,555
	$ 28,389	$ 37,206

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 3,112	$ -
STOCKHOLDER'S EQUITY		
Common stock, par value $1 per share; authorized 1,000 shares, issued and outstanding 500 shares	500	500
Additional paid-in capital	63,750	63,750
Accumulated deficit	(38,973)	(27,044)
	$ 28,389	$ 37,206

See notes to financial statements

Chain Bridge Securities, Inc.

STATEMENTS OF INCOME (LOSS)

Years ended June 30, 2007 and 2006

	2007	2006
Placement fees	$ -	$ 20,000
General and administrative expenses	14,265	12,668
(Loss) income before provision for income taxes	(14,265)	7,332
Provision for income taxes		
Deferred tax benefit (expense)	2,336	(1,545)
NET (LOSS) INCOME	$ (11,929)	$ 5,787

See notes to financial statements

Chain Bridge Securities, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended June 30, 2007 and 2006

	Common stock								
	Number of shares		Amount		Additional paid-in capital		Accumulated deficit		Total
Balance, June 30, 2005	500	$	500	$	48,750	$	(32,831)	$	16,419
Additional paid-in capital	-		-		15,000		-		15,000
Net income	-		-		-		5,787		5,787
Balance, June 30, 2006	500		500		63,750		(27,044)		37,206
Net loss	-		-		-		(11,929)		(11,929)
Balance, June 30, 2007	500	$	500	$	63,750	$	(38,973)	$	25,277

See notes to financial statements

Chain Bridge Securities, Inc.

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

Years ended June 30, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Placement fees	$ -	$ 20,000
Cash paid to suppliers	(11,153)	(12,668)
Net cash (used in) provided by operating activities	(11,153)	7,332
NET (DECREASE) INCREASE IN CASH	(11,153)	7,332
Cash, beginning	22,100	14,768
Cash, end	$ 10,947	$ 22,100
Reconciliation of net (loss) income to net cash (used in) provided by operating activities		
Net (loss) income	$ (11,929)	$ 5,787
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities		
Increase in accounts payable	3,112	-
(Increase) decrease in deferred tax asset	(2,336)	1,545
Net cash (used in) provided by operating activities	$ (11,153)	$ 7,332

See notes to financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Chain Bridge Securities, Inc. (the Company) was formed in August 1985 in the Commonwealth of Virginia and is a registered security broker/dealer. The primary business of the Company is the sale of limited partnership interests.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

The Company recognizes income at the date of closing of each investment based upon its percentage of monies collected from sales made.

Income Taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for operating loss carryforwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Temporary differences result from the Company using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The component of the deferred tax asset is the net operating loss carryforward.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts when necessary for receivables that may be uncollectible and/or subject to litigation which would be necessary to secure collection.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Company placement fees are earned through a related entity, controlled by the sole stockholder of the Company. No placement fees were earned for the year ended June 30, 2007 and a $20,000 placement fee was earned during the year ended June 30, 2006. A majority of the Company's administrative functions are provided by a related entity at no cost to the Company.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as defined by the Securities and Exchange Commission. At June 30, 2007, the Company had net capital of $10,947, which exceeded the minimum net capital requirement at that date of $5,000.

NOTE 4 - NET OPERATING LOSSES

As of June 30, 2006, the Company had generated approximately $64,800 in cumulative net operating loss carryforwards for federal income tax purposes which could be used to offset future taxable income. During the year ended June 30, 2007, the Company's net operating losses increased by approximately $11,200. If unused, the remaining losses, totaling approximately $76,000, will expire beginning in 2017 through 2027.

SUPPLEMENTAL INFORMATION

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

The Stockholder and Board of Directors
Chain Bridge Securities, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bethesda, Maryland
August 17, 2007

Atlanta ■ Baltimore ■ Bethesda ■ Charlotte ■ Chicago ■ Los Angeles ■ Sacramento ■ Tysons Corner

Chain Bridge Securities, Inc.

COMPUTATION OF NET CAPITAL

June 30, 2007

NET CAPITAL		
Stockholder's equity from balance sheet	$	28,389
Deduct nonallowable assets from balance sheet		17,442
Net capital		10,947
Net capital requirements		
Minimum net capital requirement		5,000
Excess net capital	$	5,947

Chain Bridge Securities, Inc.

RECONCILIATION OF NET CAPITAL TO THE JUNE 30, 2007 UNAUDITED FOCUS REPORT

June 30, 2007

Total net capital at June 30, 2007, as reported on the unaudited Focus Report	$	10,947
Net audit adjustments		-
Total net capital at June 30, 2007, as presented	$	10,947

Chain Bridge Securities, Inc.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

June 30, 2007

The Company claims exemption under provisions of Rule 15c3-3(k)(2)(i), and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Chain Bridge Securities, Inc.

SIPC ASSESSMENT

June 30, 2007

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended June 30, 2007. This assessment has been paid as of June 30, 2007.

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Chain Bridge Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Chain Bridge Securities, Inc. for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Chain Bridge Securities, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bethesda, Maryland
August 17, 2007

END